UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DISCOVER FINANCIAL SERVICES
2500 Lake Cook Road
Riverwoods, Illinois 60015

Table of Contents
Discover Financial Services 401(k) Plan
December 31, 2012

Page

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP	3

Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP	4

Financial Statements

Statements of Net Assets Available For Benefits as of December 31, 2012 and 2011	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	6

Notes to the Financial Statements	7

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2012	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	18

Exhibit Index	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Discover Financial Services 401(k) Plan
Riverwoods, Illinois

We have audited the accompanying statement of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Discover Financial Services 401(k) Plan
Riverwoods, IL

We have audited the accompanying statement of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 27, 2012

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2012 and 2011

	December 31,
	2012	2011
ASSETS
Participant-directed investments, at fair value	$676,958,058	$514,193,081

Receivables:
Notes receivable from participants	21,231,355	18,153,187
Employer contribution	12,050,618	9,624,731
Participant contribution	—	1,468,312
Receivables for securities sold	233,700	190,966
Accrued investment income	132,861	477,393
Total receivables	33,648,534	29,914,589

Total assets	710,606,592	544,107,670

LIABILITIES
Payables for securities purchased	95,112	295,788
Other accrued liabilities	62,223	37,242
Total liabilities	157,335	333,030

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	710,449,257	543,774,640

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(1,605,031)	242,791

NET ASSETS AVAILABLE FOR BENEFITS	$708,844,226	$544,017,431

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS:
Contributions:
Participant contributions	$44,017,198	$37,199,018
Rollover contributions	5,073,953	2,730,049
Employer contributions	43,772,254	37,866,626
Total contributions	92,863,405	77,795,693

Investment income:
Dividends	3,344,631	4,362,297
Net appreciation in fair value of investments	107,038,477	414,226
Interest	859,614	713,673
Net investment income	111,242,722	5,490,196

DEDUCTIONS:
Benefits paid to participants	39,089,544	29,160,761
Administrative expenses	189,788	62,857
Total deductions	39,279,332	29,223,618

INCREASE IN NET ASSETS	164,826,795	54,062,271
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	544,017,431	489,955,160
End of year	$708,844,226	$544,017,431

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
As of and for the years ended December 31, 2012 and 2011
1. DESCRIPTION OF THE PLAN
The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.
General: The Plan was adopted by Discover Financial Services (the “Company”) effective July 1, 2007. The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan's assets may be invested in qualifying employer securities. The portion of the Plan's assets invested in qualifying employer securities is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).
All of the Plan's investments are held in a trust account at BNY Mellon (fka Mellon Bank, N.A.) (the “Custodian”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Employee Benefits Committee.
Eligibility: Full-time and part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Other employees of the Company including those regularly scheduled to work less than 20 hours per week and temporary employees are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21. The Plan provides for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of participation.
Participant Contributions: Each year, participants may contribute up to 30% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations. A Non-Highly Compensated Employee may make After-Tax Contributions to the Plan for any year equal to any whole percentage from 1% to 10% of the Participant's Earnings as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.
Employer Contributions: The Company contributes a fixed 3% of eligible pay and matches 100% on the first 2% of eligible pay (as defined in the Plan) employees contribute on a pre-tax basis, plus 50% on the next 4% of eligible pay employees contribute on a pre-tax basis, subject to certain limitations. Additional transitional credit contributions of 1.5% or 3.0% of eligible pay will be made by the Company to participants who have reached specified age, service and points requirements for up to five years if such participants remain employed with the Company.
Company contributions are made on a quarterly basis based on eligible pay and any employee pre-tax contributions.
Participant Accounts: Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant's balance or earnings, other than participant directed transactions that may have individual fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement, Death and Disability: A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after two years of service, as defined in the Plan.
Forfeitures: Any nonvested matching contributions or Company fixed contributions credited to a participant's account shall be forfeited as of the end of the month in which the participant terminates employment. These forfeitures are used to offset future employer contributions of the Plan or to pay Plan expenses. During the years ended December 31, 2012 and 2011, employer contributions were reduced by $2,156,000 and $878,564, respectively, from forfeited nonvested accounts. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $2,103,780 and $1,241,159, respectively. These accounts will be used to reduce future employer contributions.

Investments: The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan's investment options, other than the Company Stock Fund, which is maintained pursuant to the terms of the Plan. In addition to the Company Stock Fund, the investment options of the Plan include Collective Trusts and Mutual Funds. Plan participants direct the investment of their account balances into the various investment options offered by the Plan. Company matching contributions for the 2012 and 2011 Plan years were made in cash and invested in accordance with the participant's investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company, at the Company's discretion.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.
Loans to Participants: Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and have varying maturities through 2027 with rates between 4.25% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan's loan guidelines. With the exception of certain transferred loans, a participant may only have one outstanding loan in his or her Plan account at any time. Interest income is recognized over the life of the loan.
Payment of Benefits: Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.
Non-hardship Withdrawals. While a participant is employed by the Company, they may withdraw any or all vested portions of their Plan account upon attaining age 59 1/2. Participants may also withdraw their after-tax contributions at any time. Withdrawals are limited to two per calendar year.
Hardship Withdrawals. Participants may withdraw any or all vested portions of their Plan account, other than any portions related to fixed Company contributions or qualified non-elective employer contributions, in the event of a hardship, as defined in the Plan.
Payments of benefits from the Plan are generally made in cash. A participant may elect to receive his or her interest in the Company Stock Fund in the form of stock certificates. A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $600,364 and $915,113 at December 31, 2012 and 2011, respectively.
Administrative Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2012 and 2011, the majority of administrative expenses were paid directly by the Company.

Plan Amendments: Following the acquisition of the Home Loan Center, Inc. by the Company, the Plan was amended, effective June 7, 2012, to add DFS Escrow, Inc., Discover Home Loans, Inc. and HLC Settlement Services, Inc. as participating employers.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
Risks and Uncertainties: The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation: The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan's assets at fair value:
Common Stock of the Company - The Company stock is valued at the closing price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.
Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
Collective Trusts - These investments are not traded on an active market, but instead are valued using the NAV provided by the administrator of the fund. The unit price is based on underlying investments which are traded on an active market.
Stable Value Fund - In accordance with Accounting Standard Codification (“ASC”) Topic 962 Plan Accounting - Defined Contribution Pension Plans, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive stable value funds in the caption for participant-directed investments, at fair value, as well as an additional line item showing an adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC 946-210-45-9. The fair values of the Plan's interest in stable value funds is based upon the net asset value of the funds, after adjustments to reflect all underlying investments of the funds at fair value.
Investment Income:
Net appreciation (depreciation) in fair value of investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the average cost of the assets at the beginning of the year, or at time of purchase of assets purchased during the year, and the related average cost on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Income from other investments is recorded as earned.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Receivables:
Employer contribution - Employer's portion of contributions that were due to the Plan, but have not yet been transferred to participant accounts.
Participant contribution - Participant contributions due to the Plan but not yet transferred to each Plan participant account.
Receivables for securities sold - Represent pending sales of investments that have not yet settled.
Accrued investment income - Represents dividend and interest income that have been earned but have not yet been received. Dividends are accrued on their ex-dividend dates, while interest income is recorded when earned.
Notes receivable from participants - Represent outstanding principal and interest balance on loans receivable from participants and are recorded when participants take out a loan.
Payables for securities purchased: Represent pending purchases of investments that have not yet settled.
Benefits paid to participants: Benefits are recorded upon distribution.

3.     INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits are as follows:

	For the Year Ended December 31,
	2012	2011
Discover Financial Services common stock(a)	$102,372,224	$70,783,296
Mellon S&P 500 Index Fund(a)	$64,963,928	$42,383,815
Dodge & Cox International Stock Fund	$58,753,324	$40,845,393
Wells Fargo Stable Return Fund(b)	$56,950,922	$—
SEI Stable Value Fund(b)	$—	$52,537,818
Pimco Total Return Fund	$62,487,939	$44,188,177
Dodge & Cox Stock Fund	$42,385,354	$30,783,978
MSIF Inc. U.S. Large Cap Growth Portfolio	$41,778,610	$35,722,930
T Rowe Price Retirement Fund 2035	$39,873,704	$32,223,307

(a) Party-in-interest

(b)
The contract value of the Wells Fargo Stable Return Fund was $55,345,891 at December 31, 2012 and the contract value of the SEI Stable Value Fund was $52,780,609 at December 31, 2011. The Wells Fargo Stable Return Fund replaced the SEI Stable Value Fund in 2012.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	For the Year Ended December 31,
	2012	2011
Common stock	$42,200,027	$18,470,482

Mutual funds:
Domestic stock funds	14,548,133	(4,723,820)
International stock funds	8,239,159	(8,354,855)
Balanced funds(a)	—	(5,181,696)
Fixed income funds	5,094,142	1,447,733
Total mutual funds	27,881,434	(16,812,638)

Collective trusts:
Equity funds - domestic	6,174,250	(1,720,872)
Equity funds - international	668,718	(442,307)
Equity index funds	7,418,467	757,372
Balanced funds(a)	22,422,506	—
Stable value fund	273,075	162,189
Total collective trusts	36,957,016	(1,243,618)

Net appreciation in fair value of investments	$107,038,477	$414,226

(a)
Effective July 27, 2012, the T. Rowe Price Retirement Funds were replaced by the T. Rowe Price Retirement Active Trusts. This transaction resulted in a change in classification of the investments from mutual funds to collective investment trusts.

4.     STABLE VALUE FUND

The Wells Fargo Stable Return Fund C replaced the SEI Stable Value Fund in 2012.

Wells Fargo Stable Return Fund C

The Wells Fargo Stable Return Fund C (“Fund C”), is a collective trust fund managed and trusteed by Wells Fargo Bank, N.A. Fund C has invested all of its assets in Wells Stable Return Fund G, which invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The beneficial interest of each participant is represented by units. Units are issued by Fund C at a price determined by Wells Fargo at the close of each business day. The net asset value of Fund C is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of Fund C are issued and redeemed at the current net asset value.

Fund C's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, Fund C invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

Guaranteed investment contracts, which are the primary investment of Wells Stable Return Fund G along with security backed contracts, issued at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets.

SEI Stable Value Fund

The SEI Stable Value Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant NAV of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Crediting rate - The crediting rate is the periodic interest rate accrued by the Fund and are typically reset on a quarterly basis to reflect the performance of the underlying securities. The factors that influence the credited interest rates are current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts and the existing difference between the market value of the assets backing wrap and contract value of the wrap contract. The Fund cannot credit interest at a rate less than zero percent. The average yield earned by the Plan, which represents the annualized earnings of all investments in the Fund divided by the period-end fair value of all investments in the Fund was 1.36% for the year ended December 31, 2011. The average yield earned by the Fund, which represents the annualized earnings credited as of the last day of the period divided by the period-end fair value of all investments in the Fund was 0.71% for the year ended December 31, 2011.

5.     NET ASSET VALUE (NAV) PER SHARE
The following tables, set forth a summary of the Plan's investments consisting of collective trusts whose fair value is estimated using the NAV per share or its equivalent, as its fair value is not readily determinable:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Equity Funds - Domestic(a)	$47,768,700	$—	Immediate	None
Equity Funds - International(b)	4,186,574	—	Immediate	None
Equity Index Funds(c)	64,963,928	—	Immediate	None
Balanced Funds(d)	174,862,176	—	Immediate	None
Stable Value Fund(e)	56,950,922	—	Immediate	None
Total	$348,732,300	$—

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Equity Funds - Domestic(a)	$43,383,576	$—	Immediate	None
Equity Funds - International(b)	2,859,545	—	Immediate	None
Equity Index Funds(c)	42,383,815	—	Immediate	None
Stable Value Fund(e)	52,537,818	—	Immediate	None
Total	$141,164,754	$—
* The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Equity funds - domestic strategies seek to invest in a diversified portfolio of common stocks.

(b)	Equity funds - international strategies seek long-term growth of capital primarily through investments in foreign securities.

(c)	Equity index fund strategies seek to track the performance of the S&P 500 Index.
(d) Balanced fund strategies seek to invest in equity and fixed income trusts with an allocation strategy determined by a specific retirement date.

(e)
Stable value fund strategies seek to invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics.

6.     FAIR VALUE DISCLOSURES
The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820:
Level 1 - Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;
Level 2 - Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;
Level 3 - Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.
In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. See definitions of levels of fair value hierarchy in Note 3: Investments. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
There were no Level 3 assets or liabilities measured at fair value on a recurring basis at any point during the year ended December 31 2012 and 2011.
There is no difference between the carrying value and the fair value of these funds, except for the stable value fund. The following table presents information about the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011 and indicates the level within the fair value hierarchy with which each of those items is associated:
Assets Measured at Fair Value on a Recurring Basis

	Quoted Prices In Active Markets for Identical Assets (Level 1)(a)	Significant Other Observable Inputs (Level 2)(a)	Total
Balance at December 31, 2012
Assets
Common stock:
Discover Financial Services	$102,372,224	—	$102,372,224

Mutual Funds:
Domestic stock funds	104,612,271	—	104,612,271
International stock funds	58,753,324	—	58,753,324
Fixed income funds	62,487,939	—	62,487,939
Total mutual funds	225,853,534	—	225,853,534

Collective Trusts:
Equity funds-domestic	—	47,768,700	47,768,700
Equity funds-international	—	4,186,574	4,186,574
Equity index funds	—	64,963,928	64,963,928
Balanced funds (b)		174,862,176	174,862,176
Stable value fund	—	56,950,922	56,950,922
Total collective trusts	—	348,732,300	348,732,300
Total assets	$328,225,758	$348,732,300	$676,958,058

	Quoted Prices In Active Markets for Identical Assets (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Total
Balance at December 31, 2011
Assets
Common stock:
Discover Financial Services	$70,783,296	—	$70,783,296

Mutual Funds:
Domestic stock funds	82,903,581	—	82,903,581
International stock funds	40,845,393	—	40,845,393
Balanced funds (b)	134,307,880	—	134,307,880
Fixed income funds	44,188,177	—	44,188,177
Total mutual funds	302,245,031	—	302,245,031

Collective Trusts:
Equity funds-domestic	—	43,383,576	43,383,576
Equity funds-international	—	2,859,545	2,859,545
Equity index funds	—	42,383,815	42,383,815
Stable value fund	—	52,537,818	52,537,818
Total collective trusts	—	141,164,754	141,164,754
Total assets	$373,028,327	$141,164,754	$514,193,081
(a) There were no transfers into or out of levels 1 and 2 in the fair value hierarchy for the years ended December 31, 2012 and 2011.
(b) Effective July 27, 2012, the Balanced Funds, which consisted of T. Rowe Price Retirement Funds, were sold and new Balanced Funds, consisting of T. Rowe Price Retirement Active Trusts, were purchased. The primary difference is that the investments will now be held in a collective investment trust instead of a mutual fund and therefore in 2012 are classified as Level 2 investments.
7.     PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trusts managed by the Custodian, BNY Mellon. Because BNY Mellon is the Plan Custodian, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.
At December 31, 2012 and 2011, the Plan held 4,491,732 and 4,785,466, respectively, shares of common stock of the Company, the sponsoring employer, with a cost basis of $53,289,343 and $53,381,251, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income on the common stock of the Company of $852,460 and $858,153 respectively.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8.     FEDERAL INCOME TAX STATUS
On January 24, 2013, the Plan Sponsor received a favorable determination letter from the Internal Revenue Service ("IRS") that the Plan satisfies the requirements of the applicable sections of the Internal Revenue Code. While the Plan Administrator has identified certain administrative errors in the operations of the Plan that could possibly affect the qualified status of the Plan if not corrected, the Plan Administrator is in the process of investigating and, to the extent required under applicable law, correcting errors in a manner consistent with the IRS Employee Plans Correction Resolution System. Therefore, no provision for income taxes has been recorded in the accompanying financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$708,844,226	$544,017,431
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,605,031	(242,791)
Net assets available for benefits per Form 5500	$710,449,257	$543,774,640
The following is a reconciliation of the increase in net assets per the financial statements to the form 5500:

	December 31,
	2012	2011
Increase in net assets per the financial statements	$164,826,795	$54,062,271
Adjustment from contract value to fair value for fully benefit-responsive stable value fund at December 31, 2011 and 2010	242,791	719,726
Adjustment from contract value to fair value for fully benefit-responsive stable value fund at December 31, 2012 and 2011	1,605,031	(242,791)
Net increase per Form 5500	$166,674,617	$54,539,206

Employer Identification Number 36-2517428; Plan Number 003
Form 5500, Schedule H, Line 4i, Part IV - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

	Cramer Mid Cap Value Fund	Mutual Fund		$20,448,307
	Dodge & Cox International Stock Fund	Mutual Fund		58,753,324
	Dodge & Cox Stock Fund	Mutual Fund		42,385,354
	MSIF Inc. U.S. Large Cap Growth Portfolio Fund	Mutual Fund		41,778,610
	Pimco Total Return Fund	Mutual Fund		62,487,939

	Jennison Small Cap Core Equity Composite Fund	Collective Trust		26,388,366
*	Mellon EB Temporary Investment Fund II	Collective Trust		909,131
*	Mellon S&P 500 Index	Collective Trust		64,963,928
	Pyramis Select International Fund	Collective Trust		4,186,574
	Wells Fargo Stable Return Fund	Collective Trust		56,950,922
	Victory Large Cap Fund	Collective Trust		20,471,203
	T Rowe Price Retirement Income Active Fund	Collective Trust		11,545,514
	T Rowe Price Retirement 2010 Fund	Collective Trust		3,227,868
	T Rowe Price Retirement 2015 Fund	Collective Trust		30,374,545
	T Rowe Price Retirement 2020 Fund	Collective Trust		13,587,218
	T Rowe Price Retirement 2025 Fund	Collective Trust		17,604,332
	T Rowe Price Retirement 2030 Fund	Collective Trust		19,204,061
	T Rowe Price Retirement 2035 Fund	Collective Trust		39,873,704
	T Rowe Price Retirement 2040 Fund	Collective Trust		13,818,001
	T Rowe Price Retirement 2045 Fund	Collective Trust		10,594,127
	T Rowe Price Retirement 2050 Fund	Collective Trust		7,826,510
	T Rowe Price Retirement 2055 Fund	Collective Trust		7,206,296

*	Discover Financial Services	Common Stock		102,372,224

	Participant loans	Maturing 2013 - 2027 at interest rates between 4.25% and 10.50%		21,231,355
	Total Investments Held at End of Year			$698,189,413

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits
Committee, as Plan Administrator

June 27, 2013	By:	/s/ Douglas Seipel
Douglas Seipel, Chairman
Discover Financial Services Employee Benefits
Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Crowe Horwath LLP.
23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.